Consent of Independent Registered Public Accounting Firm
The Board of Directors
BBCN Bancorp, Inc.:
We consent to the incorporation by reference in the registration statement (Nos. 333-172521, 333-156282, and 333-161992) on Form S-3 and (Nos. 333-179241 and 333-145014) on Form S-8 of BBCN Bancorp, Inc. of our report dated March 1, 2013, with respect to the consolidated statement of financial condition of BBCN Bancorp, Inc. and subsidiaries as of December 31, 2012, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the year then ended, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10‑K of BBCN Bancorp, Inc.
/s/ KPMG LLP
Los Angeles, California
March 1, 2013